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SEC MAIL PROCESSING
RECEIVED
JUN 21 2004
WASH. D.C. 158 SECTION

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

June 15, 2004

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of May 24, 2004.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
JUN 23 2004
THOMSON FINANCIAL

dw 6/23

Press Information

Vienna International Airport:
Two-digit growth rates for traffic in May document the upturn in global aviation.

The solid development of traffic recorded by Vienna International Airport during the first four months of 2004 continued into May with two-digit growth in all segments.
The number of passengers rose 24.7% to 1,298,630, while the growth in transfers reached a high 30.9%. Flight movements increased 18.1% and maximum take-off weight (MTOW) showed a plus of 24.9%. Cargo grew 30.5%, supported in part by the start of transport flights by EVA Air and Korean Airlines.

Strong growth was also recorded in both the long-haul and charter segments. The number of passengers travelling to the USA increased 29.6%. Particularly high growth was recorded in Far East destinations, with a sensational plus of 91.5%. Traffic to the Near and Middle East grew by 79.7%, and East Europe showed an increase of 30.9%.

During the first five months of 2004, the number of passengers increased 20.1% and transfers rose 23.2%. Maximum take-off weight grew 16.4%, while flight movements increased 13.7% and cargo 16.2%.

	May 2004	Change in %	January to May 2004	Change in %
Passengers:	1,298,630	+24.7	5,406,848	+20.1
Transfer passengers:	445,312	+30.9	1,920,862	+23.2
Maximum take-off weight (in tonnes):	541,902	+24.9	2,364,060	+16.4
Flight movements (arrival + departure):	19,513	+18.1	87,391	+13.7
Cargo in tonnes (air cargo and trucking):	17,853	+30.5	80,178	+16.2

For additional information contact: Hans Mayer (+43-1-)7007-23000

17/04 .... M/MY .... 15. Juni 2004